News Release 17-32

December 27, 2017

SSR MINING RECEIVES EIA APPROVAL FOR THE CHINCHILLAS PROJECT

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces today that it has received approval of the Environmental Impact Assessment (“EIA”) from the Argentine regulatory authorities for Puna Operations Inc.’s Chinchillas project in Jujuy Province, Argentina. Development activities will commence, with first ore feed to the Pirquitas mill expected in the second half of 2018. Priority development activities include initiating the earthworks projects at Chinchillas, releasing construction contracts and commencing construction activities at Pirquitas, as well as pioneering works for pre-stripping at the Chinchillas deposit.

Puna Operations Inc. is a joint venture comprised of the Pirquitas property and the Chinchillas property, owned 75% and operated by SSR Mining. Chinchillas is a silver-lead-zinc deposit located approximately 42 kilometers by road from the Pirquitas property. The pre-feasibility study on the Chinchillas project, filed under our profile on SEDAR on May 31, 2017, evaluates the development and construction of an open-pit mine and supporting infrastructure to supply ore to the Pirquitas processing facilities over an eight-year active mining period. The operation is expected to produce a silver-lead concentrate and a zinc concentrate with an average annual production of 6.1 million ounces of silver, 35.0 million pounds of lead and 12.3 million pounds of zinc at cash costs of $7.40 per payable ounce of silver sold. The Chinchillas project has low capital intensity with an estimated $81 million capital costs, based on initial capital expenditures and utilizing certain property, plant and equipment from the Pirquitas property. The project has an attractive post-tax net present value of $178 million, based on a 5% discount rate, and post-tax internal rate of return of 29%. For additional information, refer to our news release dated May 31, 2017.

Paul Benson, President and CEO said, “Receipt of the EIA approval is another positive step forward for our growth strategy. Our team can now accelerate development and construction activities to begin processing ore in 2018. Brownfields development of Chinchillas is a low capital, short payback opportunity to create value and growth for our shareholders in the near term.”

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and our Director, Mine Planning.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. The forward-looking statements in this news release relate to, among other things: the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of the Chinchillas project; estimated active mining period for the Chinchillas project; estimated average annual production rates for silver and other metals produced by us; estimated cash costs per payable ounce of silver sold; timing of development, construction and production at the Chinchillas project, including ore delivery to the Pirquitas mill in the second half of 2018; estimated capital costs and the cost of sustaining capital; estimated initial capital expenditures; the estimates of expected or anticipated economic returns from the Chinchillas project, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for Puna Operations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PAGE 2

Cautionary Note Regarding Non-GAAP Measures
“This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of precious metals sold. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our most recent management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

SSR Mining Inc.	PAGE 3